UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008.
Commission File Number: 001-31221
Total number of pages: 37

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement of DOCOMO’s Plans for Achieving New Growth.

2.	Materials presented in conjunction with the announcement regarding DOCOMO’s Plans for Achieving New Growth.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: October 31, 2008	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan
For Immediate Release
NTT DOCOMO Announces Plans for Achieving New Growth
TOKYO, JAPAN, October 31, 2008 — NTT DOCOMO, INC. today announced its future business direction based on a new action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” which covers initiatives to be implemented between the current fiscal year 2008 ending March 31, 2009 and fiscal year 2012 ending March 31, 2013. Under the plan, DOCOMO aims to contribute to society’s sustainable development and a safer, more secure environment for people to lead enriched, convenient lives.
1. Basic philosophy
After a period of rapid expansion, the Japanese mobile communications market has entered a mature phase. Now that total subscriptions exceed 100 million, it is difficult to expect further growth on a significant level unless breakthroughs are made. In addition, customers’ values have diversified and their demands have become increasingly sophisticated.
Under such market circumstances, DOCOMO has implemented a thoroughly hands-on approach to serving its customers, working to deliver the best possible service, safety and security to each user. At the same time, the company has strived to exceed customer expectations by delivering on the pledges made in its New DOCOMO Commitments proclamation.
DOCOMO believes that the market has potential for significant growth if services that take advantage of unique mobile properties—such as real-time immediacy, personal authentication and locating capabilities—can be developed in conjunction with the evolution of networks and handsets. The increasing adoption of open-platform handsets and entry of new global players will produce new services that transcend conventional boundaries and thereby propel further advancements and diversification in the market. Perceiving this as an opportunity, DOCOMO intends to drive innovation in collaboration with a wide range of partners on a global scale, committing the company to taking on the challenge of creating new value by leveraging the virtually unlimited potential of mobile phones.
An overview of DOCOMO’s future actions follows.

2. DOCOMO’s Change
(1)	New DOCOMO Commitments and review of operational structure
After DOCOMO’s introduction of its New DOCOMO Commitments, the company, as first steps towards implementing the “Change and Challenge” action plan, changed its corporate branding and integrated its regional subsidiaries following a comprehensive review of operational structure.
(2)	Promotion of customer-focused marketing
From the perspective of customer-focused marketing, the entire DOCOMO Group will join forces in all aspects of business based on a hands-on approach to serving customers. The aim will be to earn long-term customer loyalty by delivering the best possible service, safety and security to each customer.
(3)	Steadfast implementation of actions for improved customer satisfaction
DOCOMO will perform a comprehensive review of all operations—from customer relations to handset and network development—to enhance customer satisfaction, aiming at being ranked No. 1 in customer satisfaction by FY2010.
3. DOCOMO’s Challenge
As mobile services and networks evolve, mobile phones will assume the role of assisting customers’ individual behavior, in addition to providing the means for communication, information access and support for daily activities. DOCOMO will take on the challenge of advancing each of these roles. DOCOMO will also contribute to the sustainable development of society by providing solutions to pressing issues.

(1)	Personalization of services
DOCOMO will deliver personalized services and functions that cater to the varying lifestyles and needs of individual customers, and further enrich their lives.
(2)	Development of social-support services
DOCOMO will launch new businesses in fields such as environment, ecology, safety, security and health management for the sustainable growth of society and the creation of value in these new domains.
(3)	Provision of converged services
DOCOMO will link mobile phones with various devices to provide convenient services tailored to specific usage scenarios.
(4)	Evolution of video services
Through collaboration with content providers, DOCOMO will support customers’ lives and individual behavior with value-added video services available uniquely on mobile phones.
(5)	Deployment of mobile broadband using LTE*1
To facilitate a widening array of advanced mobile broadband services, DOCOMO will construct a high-speed, low-latency, large-capacity network by implementing LTE from 2010.
(6)	Handset evolution
DOCOMO will provide handsets and devices that better fit customers’ specific needs. This will be achieved through the adoption of open platforms, the enhancement of hardware and software functions, and the diversification of designs and user interfaces.
(7)	Collaboration of handsets and networks
DOCOMO will provide advanced services by optimizing the allocation of functions between handsets and networks, in particular to leverage the high-speed, low-latency, large-capacity properties of its LTE network.
(8)	Basic research aimed at new value creation
DOCOMO will conduct research aimed at creating infrastructure that contributes to the development of society and its economy, ultimately to realize a more affluent society that fully leverages the advantageous characteristics of mobile communications.

(9)	Expansion of international businesses
DOCOMO will expand its revenue streams from international business and achieve sustained growth by strengthening its international service offerings and pursuing investments and alliances mainly in the Asia-Pacific region.
(10)	New domestic investments and alliances
DOCOMO will grow revenues and achieve sustained growth by creating new businesses and reinforcing core businesses through the pursuit of investments and alliances in Japan.
4. Actions to strengthen core businesses
As the market matures in line with the increasing rate of mobile-phone penetration, DOCOMO will strengthen ties with existing customers, cultivate new markets and continue to provide convenient, attractive services with the aim of reinforcing its core businesses.
5. Improvement of cost efficiency
Under the plan, DOCOMO expects to achieve a 10% reduction in costs and expenses to solidify the company’s financial standing for sustained growth. Initiatives include the nationwide optimization of operations and reduction of costs related to networks and sales.
6. Corporate Social Responsibility (CSR) Activities
DOCOMO will also contribute to society through initiatives to help protect the environment, promote universal design products and services, and realize a safer, more secure mobile society.
7. Operating income and return to shareholders
Under the plan, DOCOMO expects to achieve over ¥900 billion in annual operating income in FY2012. The company will also endeavor to maintain the highest level of payout ratio in Japan and stable dividends.
Please see the attachment for a more detailed explanation of the measures to be implemented under the “Change and Challenge” action plan.

*1	Abbreviation for Long Term Evolution. Also known as “Super3G” as proposed by DOCOMO or “3.9G” mobile communications system.
For further information, please contact:
Shuichiro Ichikoshi or Masaki Okamura
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 46 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
i-mode and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries.
NTT DOCOMO’s FOMA service is only available to subscribers in Japan.

Special Note Regarding Forward-Looking Statements
This Press Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1.
As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors could limit our acquisition of new subscribers, retention of existing subscribers, or may lead to diminishing ARPU or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

3.
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.
The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.
As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors may adversely affect our credibility or corporate image.

10.
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.
Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

DOCOMO's Change and Challenge to Achieve New Growth NTT DOCOMO, INC. October 31, 2008

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors could limit our acquisition of new subscribers, retention of existing subscribers, or may lead to diminishing in ARPU or an increase in our costs and expenses. Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors may adversely affect our credibility or corporate image. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility or corporate image. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations. Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

docomo

Table of Contents

1. Basic Philosophy	…P3
2. DOCOMO's Change	…P4
2-1 New DOCOMO Commitments and Review of Operational Structure	…P5
2-2 Promotion of Customer-Focused Marketing	…P6
2-3 Actions for Improved Customer Satisfaction	…P7
3. DOCOMO's Challenge	…P8, 9
3-1 Personalization of Services	…P10
3-2 Development of Social-Support Services	…P11, 12
3-3 Provision of Converged Services	…P13
3-4 Evolution of Video Services	…P14
3-5 Deployment of Mobile Broadband Using LTE	…P15
3-6 Handset Evolution	…P16
3-7 Collaboration of Handsets and Networks	…P17
3-8 Basic Research Aimed at New Value Creation	…P18
3-9 Expansion of International Businesses	…P19
3-10 New Domestic Investments and Alliances	…P20
4. Actions to Strengthen Core Businesses	…P21
5. Improvement of Cost Efficiency	…P22
6. Corporate Social Responsibility (CSR) Activities	…P23
7. Operating Income and Return to Shareholders	…P24

© 2008 NTT DOCOMO, INC. All Rights Reserved.

2

1. Basic Philosophy After a period of rapid expansion, the Japanese mobile communications market has entered a mature phase. Now that total subscriptions exceed 100 million, it is difficult to expect further growth on a significant level unless breakthroughs are made. In addition, customers' values have diversified and their demands have become increasingly sophisticated. Under such market circumstances, DOCOMO has implemented a thoroughly hands-on approach to serving its customers, working to deliver the best possible service, safety and security to each user. At the same time, the company has strived to exceed customer expectations by delivering on the pledges made in its New DOCOMO Commitments proclamation. DOCOMO believes that the market has potential for significant growth if services that take advantage of unique mobile properties-such as real-time immediacy, personal authentication and GPS capabilities-can be developed in conjunction with the evolution of networks and handsets. The increasing adoption of open-platform handsets and entry of new global players will produce new services that transcend conventional boundaries and thereby propel further advancements and diversification in the market. Perceiving this as an opportunity, DOCOMO intends to drive innovation in collaboration with a wide range of partners, committing the company to taking on the challenge of creating new value by leveraging the virtually unlimited potential of mobile phones. Through the execution of the "Change and Challenge" action plan, DOCOMO aims to contribute to society's sustainable development and a safer, more secure environment for people to lead enriched, convenient lives. This document presents future business directions towards fiscal year 2012 based on the "Change and Challenge" action plan.

2. DOCOMO's Change To deliver on the pledges made in the New DOCOMO Commitments announced on April 18, 2008, DOCOMO has taken concrete actions to revisit every aspect of business from the customer's perspective - from customer relations to handsets to networks - based on a thoroughly hands-on approach to serving customers at all levels of our corporate group. The entire DOCOMO Group will continue to join forces in our business operations, to strengthen ties with our customers and to transform into a company that can exceed their expectations by delivering the best possible service, safety and security to each customer. DOCOMO's Change

After the introduction of New DOCOMO Commitments, as first steps towards implementing the "Change and Challenge" action plan, we changed our corporate branding and integrated regional subsidiaries following a comprehensive review of our operational structure. 2-1. New DOCOMO Commitments and Review of Operational Structure We will revamp our brand and strengthen ties with our customers. 1 We will actively seek out the voices and opinions of our customers so that we can continue to exceed their expectations. 2 We will continue to drive innovation so that we can earn the respect and admiration of people worldwide. 3 We will become an organization whose en energetic staff is capable of overcoming all challenges in pursuit of our corporate vision. 4 Hokkaido Tohoku Chuo Hokuriku Tokai Kansai Shikoku Chugoku Integration of regional subsidiaries New brand logo New DOCOMO Commitments Kyushu Nationwide operations Under a single entity July 1, 2008 July 1, 2008 April 18, 2008

From the perspective of customer-focused marketing, the entire DOCOMO Group will join forces in all aspects of business based on a hands-on approach to serving customers. The aim will be to earn long-term customer loyalty by delivering the best possible service, safety and security to each customer. 2-2. Execution of Customer-Focused Marketing (1) Value long-term customers and those who strongly support DOCOMO (2) Improve network area quality and after-sales support, to ensure our phones are usable anywhere (4) Select and propose services tailored to the individual needs of each customer, and be of assistance to customers (3) Satisfy customers at all points of contact Target: Receive No. 1 ranking in customer satisfaction by FY2010 Directions of action DOCOMO's aims With each customer, By getting to know each customer as an individual, we will offer high-quality value propositions that truly fit their needs We will strengthen ties Our vision is to be a "relation service company" that connects you to people in exciting ways And, Open the door to the future We aspire to become a company that can help customers discover unlimited potential in their hands, and open the door to the future

2-3. Actions for Improved Customer Satisfaction

docomo

Perform a comprehensive review of all operations—from customer relations to handset and network development—to enhance customer satisfaction.

Review from customer's perspective

Actions taken

Handset lineup review:
- ⇒ New lineup catered to varying lifestyle needs

Revision of billing plans
- ⇒ Type SS Value (¥980), "Pake-hodai double", started applying "Fami-wari" discount rates based on actual days of usage, etc.

Area quality improvement
- ⇒ FOMA coverage expansion (Shinkansen bullet trains, etc.)
- ⇒ Customer visits by field staff within 48 hours after receiving request, etc.

After-sales support
- ⇒ Revised loyalty point program (Greater benefits to long-term customers, application of points to DCMX (iD) credit payments)
- ⇒ Free-of-charge provision of "Omakase lock" (remote locking service) & "Keitai Osagashi" service (GPS-based service to locate misplaced handset via PC), provision of free battery pack to customers using the same handset for over 1 year
- ⇒ Delivery of repaired handset, etc.

Carry out comprehensive review on all items, and continue to take actions

- After-sales support
- NW area quality
- Services
- Handsets
- Sales channel
- Promotion
- Billing plans

© 2008 NTT DOCOMO, INC. All Rights Reserved.

7

3. DOCOMO's Challenge As adoption of open platform handsets increases and the mobile communications market becomes more sophisticated and diverse, DOCOMO will continue to drive innovation collaborating with a wide range of partners on a global scale, leveraging unique mobile properties such as real-time immediacy, personal authentication and locating capabilities. We will commit ourselves to taking on the challenge to provide services that are tailored to the lifestyle and needs of each customer, and contribute to the sustained development of society by providing solutions to pressing issues. DOCOMO's Challenge

3. DOCOMO's Challenge: Service Evolution

In addition to providing means for communication, information access and life assistance, mobile phones will also assume the role of assisting customers' individual behavior. DOCOMO will take on the challenge of advancing each of these roles.



Roles of mobile phones
Personalization of services
Behavior assistance
Transformation into lifestyle infrastructure
Life assistance
Advancement of IT
Information access
Advancement of communication
Communication
•Locating
•Security
•Auction
•Osaifu-keitai e-wallet
•Internet access
•Search engine
•Video
•Filtering
•Gaming
•One-seg TV
•Music
•Comic
•Telephone
•Int'l dialing
•Videophone
•Push-to-talk
•2 in 1
•e-mail
•Deco-mail
DOCOMO's Challenge
Continual evolution of mobile phones and network
Time/evolution

© 2008 NTT DOCOMO, INC. All Rights Reserved. 9

Deliver personalized services and functions that cater to varying lifestyles and needs of individual customers, and further enrich their lives. Requirements for personalization due to progress of diversification 3-1. Personalization of Services ^Growing demand to extract and choose service/product/ information that fit customer's own needs from vast options. ^Evolution from a "phone capable of doing XX" into "phone that will actively do XX on behalf of customer". ^ Mobile phone's evolution through personalization ^ Stores important data in the network PC Address book Register/update/view Edit/process/view Mobile phone Portal ^Gently supports your daily behavior Registered information Assistant Time Place Aim to develop ultimate mobile phones like "Aladdin's magic lamp" Today, there's a bargain sale at ABC Department store! Thanks for the reminder. I'd better leave now for my flight! Train service has shutdown!? I must change the route! Recommend Report Advise "My own portal" "My personal assistant" "My personal mobile phone" Safe storage of large amount of important data in the network. Stored data can be freely edited, processed or viewed also via PCs. Daily behavior support with agent function Customization of screen design, search function, etc. mail photo video ^^^ 090-^ 080-^ ToruCa Schedule ^^^

3-2. Development of Social Support Services Significance of addressing social issues Development of social platform business ^ By connecting together the initiatives undertaken by individuals, corporations and other organizations to solve social issues via mobile communications, DOCOMO aims to invigorate and improve the efficiency of such activities, and contribute to sustainable development of society. ^ DOCOMO plans to provide a new platform (social platform) for efficient information distribution in five domains where mobile solutions can make great contributions, and accelerate its commercialization. DOCOMO's strengths ^ Issues that need to be resolved to achieve sustainable growth of society (e.g. environmental concerns, health/ medical service-related issues) have surfaced. ^ DOCOMO will promote initiatives aimed at resolving such social issues leveraging our 54 million subscriber base. ^By advancing the network, mobile devices and services, the areas to utilize unique mobile properties such as mobility, real-time immediacy and personal nature can be expanded, which is expected to improve the efficiency of personal behavior and consumption, and contribute to enhancing the productivity of society. ^ DOCOMO can potentially facilitate collaboration with external companies across different industries, etc., exploiting the expertise and know-how we have accumulated in building social infrastructure and allying with external partners. ^Personal security ^Home security ^Eco point ^Sharing ^Carbon offset ^Teaching assistant ^Self learning ^Medical SNS ^Total health care ^Next-generation wellness phone Mobile commerce *^Market size as of FY2012: Calculated by NTTDOCOMO based on information published by relevant government ministries/agencies and current market size Education \3.4 trillion* Finance \37 trillion * Medical service \51 trillion * Crime prevention \3.6 trillion* Environment \64 trillion * ^^Social platform Safety/Security business Health management business Payment business Environment/ Ecology business Education support business Launch new businesses in fields such as environment, ecology, safety, security and health management for the sustainable growth of society and the creation of value in these new domains.

Support disease prevention and pre-symptomatic medicine by providing medical institutions/doctors/ enterprises, etc., with information pertaining to our customers' disease prevention and health promotion activities, and creating a foundation that enables efficient retrieval of advice from such institutions/doctors. Also provide a mechanism which allows medical institutions/doctors/enterprises to obtain medical trends from our customers and reflect them to preventive medical treatment. (Ref) Example of Social Support Services (Health Management Support) Near-field communication 2D bar code FeliCa Health management support (Posting of case/time/location and other information) Mobile phone weight scale register/write comments/ provide information/counseling... suggest/view/statistics information... Self-check, exercise Self-clinical chart Wellness phone Personal assistant Push mail New platform for information distribution (social platform) based on mobile network Advice from partner medical institutions/doctors Trend analysis, new drug development, reduction of medical expense burden Mobile phone Sphygmo- manometer Medical institutions Corporations Health insurance associations Medical doctors Medical service for the elderly, metabolic syndrome prevention, pre-symptomatic medicine

3-3. Provision of Converged Services

docomo

Link mobile phones with various devices to provide convenient services tailored to specific usage scenarios.

Seamless linkage with devices

- ◆Provide services suited to customers' usage scenarios by linking mobile phones with information appliances, automobiles, broadcast equipment, etc.
- ◆Provide an environment in which customers can seamlessly access mobile/fixed-line/broadcasting/home networks.
- ◆Provide mobile convergence services utilizing Wi-Fi, Femto cells, etc.

Case 1) Shopping via mobile phone + broadcast service

A dress worn by your favorite TV talent catches your attention while viewing a TV program in a car. With a few touches on your mobile phone, an Internet shopping site appears on both the car navigation system and your mobile phone screen, allowing you to buy the same dress from your mobile phone.

Case 2) Collaboration of mobile phone and digital appliances

With a few touches on your mobile phone in your living room, icons of PC, TV, HDD recorder or car navigation system appear on your mobile phone screen. Content residing in each device can be copied on to your mobile phone screen simply with a drag & drop, enabling you to enjoy music, video or images with the device of your choice anytime you like.



Convergence with industrial equipment
Farmware update
Remote monitoring
Remote control
Convergence with automobiles (ITS)
Location-based automatic synchronization
Map data
Remote control
Convergence with information appliances
Location-based automatic synchronization
CGM storage
Image
Image
Music
Remote control
Convergence with broadcasting
IP-TV
Target Ad
Mobile multimedia broadcasting (ISDB-Tmm)
Location-based automatic synchronization
Remote control
Remote monitoring
【Mobile phone】
【Femto cell】
【Desktop PC】
【Mobile PC】
【MID/UMPC】
NGN
Convergence with fixed-line

© 2008 NTT DOCOMO, INC. All Rights Reserved.
13

3-4. Evolution of Video Services

Support customers' lives and individual behavior with value-added video services uniquely available on mobile phones through collaboration with content providers.

Evolution to value-added video services provided only via mobile phones

- ◆ Enrich the conventional lineup of entertainment video content. Also offer personalized video services tailored to each customer's individual preferences and needs in the future.
- ◆ Pursue investment/alliance with content providers toward the introduction of convenient and attractive video content services.

Creation of an user-friendly environment for casual video use

- ◆ Enable customers to access large-capacity video content comfortably without worries about their telephone bill, through the enhancement of network speeds, advancement of mobile handsets and provision of flat-rate billing plans.



Present
Future
Diversification & quality enhancement of video content
Tourism
Medical service
Navigation
Online shopping
Security service
…
Provide personalized services
Entertainment
Enrich content portfolio for mobile phones
Entertainment
Video route navigation
Route guidance in case you get lost
Turn right at the second intersection!
Best time to enjoy autumn leaves at Kiyomizu Temple!
Tourist information at destination
Tourist information service
Remote emergency care service
Medical support in case of emergency
We'll give you instructions on cardio-pulmonary resuscitation method…

© 2008 NTT DOCOMO, INC. All Rights Reserved.
14

3-5. Deployment of Mobile Broadband Using LTE docomo

To facilitate a widening array of advanced mobile broadband services, DOCOMO will construct a high-speed, low-latency, large-capacity network by implementing LTE from 2010.

International standardization and network roll-out of LTE

- Customers' demands for stress-free access to video and other rich content are expected to rise.
- Network traffic is expected to grow steadily due to widespread adoption of flat-rate services and increased availability of rich content.
- Many markets outside Japan are likely to follow similar trends.

- Adoption of LTE*1 is becoming the mainstream strategy among many overseas operators/vendors as a result of our activities advocating the need to evolve 3G and contributing to the international standardization and specifications development for LTE.
- DOCOMO plans to roll-out LTE from 2010, as one of the first adopters in the world, to roll out a high-speed, large-capacity network of high spectral efficiency at low costs in an efficient manner.


Transmission rate (bps)
~2006
2007
2008
2009
2010~
1G
100M
10M
1M
100K
4G
LTE *1
DL: 300M UL: 75M
Continual NW evolution
HSPA
DL:7.2/14M UL:5.7M
HSDPA
DL:3.6/7.2M UL:384K
W-CDMA
DL:384K UL:384K
Time

*1 LTE: Long Term Evolution; Also known as "Super3G" as proposed by DOCOMO or "3.9G" mobile communications system.
*2 DL: Downlink, UL: Uplink
*3 Transmission rates described in the chart are the max. rate defined in the standard specifications

© 2008 NTT DOCOMO, INC. All Rights Reserved.
15

3-6. Handset Evolution

Provide handsets and devices that better fit customers' specific needs by adoption of open platforms, enhancement of hardware and software functions, and diversification of designs and user interfaces.

Adoption of open platform

- Contribute to develop a globally common handset platform leveraging the technical/service advancements achieved through the commercial introduction of Linux/ Symbian handsets, and bundling DOCOMO-specific software in a package.
- Make the handset platform globally common and open, through the introduction of open platforms such as Android and Windows Mobile.
- Encourage the entry of various players and create an environment that enables the development of services and applications catered to each customer's need, by facilitating widespread adoption of open platform handsets.



Bundle DOCOMO-specific software in a package
Global application
Operator Pack
Vendor proprietary
Linux / Symbian
Introduce open platform
Android Windows Mobile, etc.
New services applications
New services, applications
New services, applications
Common middleware
Linux/Symbian/ Android/ Windows Mobile

Functional enhancements

- Provide a wide variety of handsets by achieving functional enhancements mainly through the evolution of wireless technologies (LTE, 4G, Wi-Fi, etc.) and input/output interfaces (sensors, 3D LCD, electronic paper, etc.), and diversifying their designs and user interface.



Wireless technologies
Input/output interface technologies
Diversified user interface, design
Introduce various features
Respond to market trend
Respond to customers' preferences
Version for corporate user (example)
The same handset changes automatically depending on the customer and usage scenario
Version for children (example)

Expansion of options for customers

- Allow customers to select the handset design of their choice from a broad lineup, and freely select services and menus based on their own preference or behavioral pattern.

© 2008 NTT DOCOMO, INC. All Rights Reserved.
16

3-7. Collaboration of Handsets and Networks

docomo

Provide advanced services by optimizing the allocation of functions between handsets and networks, in particular to leverage the high-speed, low-latency, large-capacity properties of the LTE network.

Handset/network collaboration

- To deliver more advanced services, performance requirements for handsets are becoming more demanding. However, performance improvement has so far been limited by the physical constraints of the handset.
- DOCOMO will aim to advance services by optimizing the allocation of functions between the handset and network. For example, by partially dispersing the processing load to the network leveraging its high-speed, low-latency and large-capacity characteristics, it becomes possible to deliver extremely rich services, such as intuitive search, etc.

Example 1) Intuitive search
By displaying search results on the screen in combination with the camera image, the customer will be able to obtain more intuitive information about the surroundings.

Example 2) Intuitive navigation
By overlaying route guidance information on the video captured by the camera, it becomes possible to provide more intuitive navigation services via mobile phones.

Example 3) Thin client service
Data can be stored on the network to prevent leakage of information. Applications requiring high processing power can be executed by the network through optimal functional allocation between handset and network.

Example 4) Automatic translation
Allows customer to talk over the phone in his/her own voice using automatic translation enabled through the joint processing of voice recognition, language conversion and voice synthesis, etc.



Intuitive search
Neighborhood information is overlaid on camera image
Noodle shop
Coffee shop
Italian restaurant in 2nd floor of this building
After selecting the restaurant…
Intuitive navigation
Guidance using real image
500m to destination
Turn right 100m ahead
Automatic translation
Talk in own voice using automatic translation
Genki ?
Ça va?
Handset
LTE
Network
GPS
Electronic compass
Camera
Handset state
Longitude, latitude, direction
Handset state estimation
Navigation
Information search
Search result, route guidance
Combine with camera image
Processing, memory, etc. to be split optimally between network and handset
Extract voice characteristics
Japanese voice
Voice recognition
Language conversion
Voice synthesis
Foreign language voice

© 2008 NTT DOCOMO, INC. All Rights Reserved.
17

3-8. Basic Research Aimed at New Value Creation

3-8. Basic Research Aimed at New Value Creation

Conduct research aimed at creating infrastructure that contributes to the development of society and its economy, ultimately to realize a more affluent society that fully leverages the advantageous characteristics of mobile communications.

Support development of society & industries

- Conduct research aimed at creating an infrastructure that contributes to the development of society, based on traffic data, GPS location and other information leveraging unique mobile characteristics.
  - Analyze movements based on information to avoid loss of opportunity and under-capacity operations.
  - Predict future trends based on existing information to control oversupply.
- Conduct research and verification trials in collaboration with national/local governments and various industries, to help develop convenient living environments, safe cities and an environment-friendly society.
- Build consensus in society by working on privacy protection and other issues in collaboration with other parties.

Technical innovations for materialization

- Basic technologies to track social trends
  - Use of network, handset/devices as social sensors
  - Peta-mining
    Data mining methodology that extracts information useful for society from massive amounts of data
- Applied technologies to support social development
  - Mobile demography
    Compile statistics from extracted dynamic data
  - Visualized solution



Insurance
Retail
Medical service
Finance
Transport
Energy
Real estate
Food service
Use of network, handset/devices as social sensors
Traffic info.
Location info.
- "Brain for society" -
Mobile demography
Peta-mining
Visualized solution by industry

Create a "brain for society", which can "memorize", "determine" and "predict" with respect to various events and phenomena

© 2008 NTT DOCOMO, INC. All Rights Reserved.
18

3-9. Expansion of International Businesses

Expand revenue streams from international business and achieve sustained growth by strengthening international service offerings and pursuing investments and alliances mainly in the Asia-Pacific region.

Expansion of international roaming revenues

- Expand geographic coverage and improve quality of roaming service leveraging CONEXUS alliance, etc.
  - Expand roaming usage among growing number of visitors from abroad, and promote DOCOMO services to foreign residents in Japan.
  - Global and seamless deployment of value-added services offered in Japan (example: enrichment of overseas i-area service).

Provision of global solutions for enterprises

- Expand support to overseas affiliates of Japanese enterprises by making solution proposals.
- Expand geographic reach of our support through collaboration with our investee/alliance partners in each market.

Establishment of foundation for international business

- Pursue investment/alliance overseas leveraging DOCOMO's strengths (extensive know-how in technology, service) to achieve the objectives below:
  - Growth markets: Capture growth resulting from increase in mobile penetration rate
  - Mature markets: Joint development/deployment of new services/ technologies
- While studying the possibility of acquiring a majority stake, in the case of minority stake holding, pursue operational synergies through BTCC (Business Technical Collaboration Committee) activities, etc.
- Also pursue investments/alliances in peripheral businesses where synergies with mobile phone business can be expected in the future.

true move, docomo, KTF, indosat, CONEXUS MOBILE ALLIANCE, SMART, MTNL, StarHub, Hutchison Telecom Hong Kong, FAR EASTONE, BSNL


Added value enhancement
Provide/capture new services/technologies
Seek opportunities mainly in mature markets
Content
Application
Network infrastructure
Seek opportunities mainly in growth markets
Accelerate growth by providing DOCOMO's know-how, e.g., network construction, etc.
Geographic expansion

19
© 2008 NTT DOCOMO, INC. All Rights Reserved.

3-10. New Domestic Investments and Alliances Grow revenues and achieve sustained growth by creating new businesses and reinforcing core businesses through the pursuit of investments and alliances in Japan. Reinforcement of core businesses Creation of new businesses New business domains etc... Environment Payment Safety/ security Health management Education Travel Advertisement Broadcasting Retail Pursue investments/alliances in areas where synergies with DOCOMO can be achieved. Pursue investments/alliances to deploy social support services in fields where we can contribute to sustainable development of society. Pursue investments in/alliances with content providers to implement convenient and attractive video contents. Pursue investment/alliance in the field of elemental technologies to acquire handset-related technologies required to realize various advanced services and to reduce costs. Hardware Software Video Service/ application Handset elemental technologies Contents Image processing technology, etc Entertainment video content, etc Investment/alliance (examples)

4. Actions to Strengthen Core Businesses

As the market matures in line with the increasing rate of mobile-phone penetration, DOCOMO will strengthen ties with existing customers, cultivate new markets and continue to provide convenient, attractive services with the aim of reinforcing its core businesses.

Principal areas to strengthen

- Boost packet ARPU by expanding the uptake of video services and flat-rate plans for packet access
- Facilitate smooth migration of customers from mova to FOMA
- Expand the uptake and usage of smart phones and data cards, etc., which are expected to see a growth in demand in line with the expansion of the market for second-phones used mainly for data access, etc.
- Expand enterprise business by increasing the acquisition of corporate users and providing optimal solutions
- Strengthen credit card business by growing the acquisition of DCMX subscribers and boosting their usage

Increase ARPU


(Yen)
Halt the decline in aggregate ARPU (target for FY2011)
Aggregate ARPU ((1) +(2))
6,000
(1) Voice ARPU
4,000
2,000
(2) Packet ARPU
Packet ARPU to overtake voice ARPU
0
2007
2008
2012
(Fiscal year)
(Results)
(Full year forecast)

© 2008 NTT DOCOMO, INC. All Rights Reserved.
21

5. Improvement of Cost Efficiency

Improve the cost efficiency to solidify our financial standing for sustained growth.

Integration of regional subsidiaries

Carry out comprehensive review of operations previously conducted independently by each regional subsidiary

- **Nationwide optimization of operations**
  - Nationwide optimization of customer call centers and bill collection operations, etc.
  - Improved supply chain management and nationwide optimization of logistics operations
- **Integration of in-house system**
  - Integration of similar systems owned independently by former regional subsidiaries (Solution support systems, area management systems, etc)
- **Optimization and horizontal deployment of operational processes**
  - Optimization through horizontal alignment of operations common across different regions

General expenses

- **Continual reduction of general expenses**
  - Effective use of group resources

Network-related costs

- **Capital expenditures**
  - Efficient facility build-up through the introduction of new technologies and review of design method, etc.
- **Operation/maintenance costs**
  - Cut operational costs through ALL-IP conversion

Sales-related costs

- **Employ measures to cut equipment procurement costs**
- **More efficient use of sales-activity support expenses**

Under the plan, aim to reduce expenses by more than 10% to improve efficiency of existing business

© 2008 NTT DOCOMO, INC. All Rights Reserved.
22

6. Corporate Social Responsibility (CSR) Activities Contribute to society through initiatives to help protect the environment, promote universal design products and services, and realize a safer, more secure mobile society. Implement measures to reduce greenhouse gas emission from network facilities, etc. Introduce solar power systems and other natural energy ("Green NTT" initiative) Contribute to reducing environmental burden through the use of ICT services Facilitate collection and recycling of used handsets and reforestation activities abroad Expand "DOCOMO Woods" forestation activities Facilitate conversion into "universal design" (UD) shops to provide easy access to every customer Organize mobile phone safety classes to protect children from harmful sites and crimes Add more video and other tools catered to the needs of schools and carry out educational activities Diversify curriculum for the elderly and parent/children classes, etc. Achieve further functional enhancement and promote use of filtering service Actions for conservation of the environment Promotion of universal design Actions for realizing a safer & more secure mobile society

2002 2003 2004 2005 2006 2007 2008 Dividend per share 500 1500 2000 4000 4000 4800 4800 Payout ratio 500 1500 2000 4000 4000 4800 4800 Payout ratio 0.12 0.12 0.13 0.3 0.38 0.42 0.42 2007 2008 2012 ^^^^ 8083 8300 8470 ^^^^ 530 ^^^^ 8083 8300 9000 ^? 8083 8300 9000 Annual operating income 7. Operating Income and Return to Shareholders Operating income (billions of yen) \900 billion+ (Full-year forecast) 900 billion+ (Fiscal year) ~ 808 830 ^ Under the plan, achieve over \900 billion in annual operating income in FY2012 ^ Continue stable dividends (Planned) (Fiscal year) Payout ratio Dividend per share (yen) Return to shareholders ^Maintain highest level of payout ratio in Japan ^Continue stable dividend payment (Yen) (Results) (Results)

With each customer, We will strengthen ties And, Open the door to the future

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